SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 June 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                         Directors' Interests dated 25 June 2004

Exhibit 99.1

25 June 2004

InterContinental Hotels Group PLC
Directors' Interests in Shares

The Company announces that the executive directors of InterContinental Hotels Group PLC have been awarded a conditional right over the number of shares shown below under the Company's Performance Restricted Share Plan. The awards were made on 24 June 2004.

The Plan requires the satisfaction of performance conditions before the appropriate number of shares can be transferred to the Plan participant at the end of the performance period (31 December 2006).

The following table provides details of the maximum number of shares that can be transferred if the performance conditions are met in full.

Director	Maximum Share Award
R M Hartman	165,130
R C North	248,560
S D Porter	142,290
R L Solomons	144,990

Name of contact for this RIS Announcement:

Catherine Springett	Tel: 01753 410 242
Head of Secretariat
InterContinental Hotels Group PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 June 2004